FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of April, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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                                                      FOR IMMEDIATE RELEASE

                      CRISTALERIAS DE CHILE ANNOUNCES
             AGREEMENTS OF GENERAL SHAREHOLDERS MEETING



Santiago, April 16th, 2003

The following is a summary of the agreements reached at the Regular General Shareholders Meeting called for April 15th, 2003, at 16:45 p.m. at the Company's offices located at Camino a Valparaiso No. 501, Padre Hurtado:

     1. Approval of the Company's Annual Report, Financial Statements and application of the Company's results for the fiscal year ended December 31, 2002.

     2.  Approval of the Board proposal to distribute a final dividend
         (No. 153), of Ch$86.35 per Share (1 ADR = 3 shares), in respect to fiscal year 2002's net income. The dividend will be paid starting on April 28, 2003, to all the Shareholders registered as of April 22, 2003 in the Registry of Shareholders.

     3. Approval of the Board proposal to distribute 40% of net income as dividends for fiscal year 2003 (50% in 2002).

     4. Election of the Board of Directors. Its members are Mssrs. Ricardo Claro Valdes, Jaime Claro Valdes, Joaquin Barros Fontaine, Patricio Claro Grez, Gustavo de la Cerda Acuna, Cristian Eyzaguirre Johnston, Juan A. Figueroa Yavar, Patricio Garcia Dominguez, Baltazar Sanchez Guzman and Alfonso Swett Saavedra.

     5.  Appointment of Ernst & Young Ltda. as external auditing firm.

     6. Election of "El Diario Financiero" newspaper as the media for public announcements.

     7. Following the shareholders meeting the Board of Directors elected the Board Committee. Its members are Mssrs. Joaquin Barros Fontaine, Patricio Claro Grez and Juan A. Figueroa Yavar.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]

NYSE:  CGW
Santiago:  Cristales
www.cristalchile.cl

CONTACT IN SANTIAGO:  Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL:  rduner@cristalchile.cl

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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  April 19, 2003